UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-10163           )   UTILITY HOLDING COMPANY
ACT                         )   of 1935
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          Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), The Connecticut Light and Power Company ("CL&P) certifies that certain of the transactions, as proposed in the Application/Declaration (the "Application") to the Commission on Form U-1 (File No. 70-10163), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27817, dated March 18, 2004, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

     Specifically, CL&P solicited and received proxies from the holders of its preferred shares sufficient in number to waive certain unsecured debt restrictions contained in CL&P's Certificate of Incorporation.

Exhibits

F-2   "Past Tense" Legal Opinion


                         SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                         The Connecticut Light and Power
                         Company


                         By:  /s/   Randy A. Shoop
                              Name: Randy A. Shoop
                              Title: Treasurer

Dated: June 21, 2004